================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         (Mark One)

         [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

         For the fiscal year ended     December 31, 2006
                                    --------------------------------------------

                                       Or

         [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

         For the transition period from _________________ to ___________________

         Commission file number    1-14946
                                 -----------------------------------------------


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CEMEX, Inc. Savings Plan
                  840 Gessner Road
                  Suite 1400
                  Houston, Texas 77024

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  CEMEX, S.A.B. de C.V.
                  Av. Ricardo Margain Zozaya #325
                  Colonia Valle del Campestre
                  Garza Garcia, Nuevo Leon
                  Mexico 66265

                            CEMEX, INC. SAVINGS PLAN

                            Financial Statements and
                             Supplemental Schedules

                           December 31, 2006 and 2005
         (With Report of Independent Registered Public Accounting Firm)

                            CEMEX, INC. SAVINGS PLAN


                                Table of Contents

                                                                            Page
                                                                            ----

Report of Independent Registered Public Accounting Firm                      1

Financial Statements:

     Statements of Net Assets Available for Benefits -
       December 31, 2006 and 2005                                            2

     Statements of Changes in Net Assets Available for Benefits -
       Year Ended December 31, 2006 and One Day Period
       Ended December 31, 2005                                               3

     Notes to Financial Statements                                           4

Supplemental Schedules:

     Schedule H, Line 4(i) - Schedule of Assets
       (Held at End of Year) - December 31, 2006                            11

     Schedule H, Line 4(i) - Schedule of Assets
       (Held at End of Period) - December 31, 2005                          12

The following schedules required by the Department of Labor's Rules and Regulations are omitted because of the absence of conditions under which they are required:

     Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in
       Default or Classified as Uncollectible

     Schedule G, Part II - Schedule of Leases in Default or Classified as
       Uncollectible

     Schedule G, Part III - Nonexempt Transactions

     Schedule H, Line 4(a) - Delinquent Employee Contributions and
       Loan Repayments

     Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of Within the Plan Year)

     Schedule H, Line 4(j) - Schedule of Reportable Transactions

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------

Participants and Administrator of
CEMEX, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2006 and the one day period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 and the one day period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Mir Fox & Rodriguez, P.C.
----------------------------------

Houston, Texas
June 25, 2007

                                                    CEMEX, INC. SAVINGS PLAN

                                         Statements of Net Assets Available for Benefits
                                                   December 31, 2006 and 2005


           Assets                                                                      2006                   2005
           ------                                                                      ----                   ----
Investments, at fair value:
    Plan interest in CEMEX, Inc. Savings Plan Trust                          $           422,109,406            291,137,464
    Participant loans                                                                     22,310,498             13,775,403
                                                                              ------------------------ ---------------------

Total investments                                                                        444,419,904            304,912,867

Cash and cash equivalents                                                                  1,386,683                 95,483
Employee contributions receivable                                                            579,673                369,996
Employer contributions receivable                                                            320,220                193,320
Accounts receivable                                                                          513,600             94,185,474
                                                                              ------------------------ ---------------------

 Total assets                                                                            447,220,080            399,757,140
                                                                              ------------------------ ---------------------

           Liabilities

Investment trades payable                                                                    314,652                207,896
Accounts payable                                                                             160,153                 87,323
                                                                              ------------------------ ---------------------

        Total liabilities                                                                    474,805                295,219
                                                                              ------------------------ ---------------------

        Net assets available for benefits at fair value                                  446,745,275            399,461,921

Adjustment from fair value to contract value for interest in
   CEMEX, Inc. Savings Plan Trust relating to benefit-responsive
   investment contracts                                                                    1,455,029                810,198
                                                                              ------------------------ ---------------------

        Net assets available for benefits                                    $           448,200,304            400,272,119
                                                                              ======================== =====================

See accompanying notes to financial statements.

                                                               CEMEX, INC. SAVINGS PLAN

                                             Statements of Changes in Net Assets Available for Benefits
                                       Year Ended December 31, 2006 and One Day Period Ended December 31, 2005

                                                                                             2006                    2005
                                                                                             ----                    ----
Additions to net assets:
    Participant contributions                                                  $         26,486,812
    Employer contributions                                                               13,694,979
    Income from Plan interest in CEMEX, Inc. Savings Plan Trust                          51,816,782
    Transfer in from qualified plan                                                          21,068             97,289,309
                                                                              ---------------------------------------------

       Total additions to net assets                                                     92,019,641             97,289,309
                                                                              ---------------------------------------------

Deductions from net assets:
    Benefits paid to participants                                                        43,908,503
    Administrative fees and expenses                                                        182,953
                                                                              ---------------------------------------------

        Total deductions from net assets                                                 44,091,456                     --
                                                                              ---------------------------------------------

Net increase in net assets available for benefits                                        47,928,185             97,289,309

Net assets available for benefits:
    Beginning of period                                                                 400,272,119            302,982,810
                                                                              ---------------------------------------------

    End of period                                                              $        448,200,304            400,272,119
                                                                              =============================================

See accompanying notes to financial statements.

                            CEMEX, INC. SAVINGS PLAN

                          Notes to Financial Statements
                           December 30, 2006 and 2005

1.   Plan Description

     General
     -------

     The Cemex USA Management, Inc. Savings Plan was adopted effective April 1, 1991 for the benefit of the employees of Cemex Management, Inc. (formerly known as Cemex USA Management, Inc.) and its affiliated companies. Effective January 1, 2001, CEMEX, Inc. (Sponsor) assumed sponsorship of the Cemex USA Management, Inc. Savings Plan and changed the plan's name to CEMEX, Inc. Savings Plan (the Plan). The Plan is intended to qualify under section 401(a) of the Internal Revenue Code (IRC) as a profit sharing plan with a 401(k) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     The Plan Agreement was completely amended and restated effective January 1, 2005. In connection therewith, the Plan year was changed from December 30 to December 31 with a short Plan year from December 30, 2005 through December 31, 2005. Effective December 31, 2005, the following qualified plans were merged into the Plan:

         o Savings & Retirement Plan for Employees of RMC USA, Inc. & Affiliated Companies
         o   RMC Pacific Materials Incorporated Savings Plan for Salaried
             Employees
         o   CEMEX El Paso, Inc. 401(k) Plan
         o   Nor-Cal Readymix, Inc. 401(k) Plan
         o   NeorisLogistics 401(k) Plan

     In connection with these mergers, assets of approximately $97 million were transferred into the Plan. Effective August 1, 2006, the CEMEX, Inc. Savings and Investment Plan for Bargaining Employees was merged into the Plan resulting in a transfer of assets into the Plan of approximately $21,000.

     The following brief description of the Plan is provided for general information purposes only and is as of December 31, 2006, unless otherwise noted. The capitalized words and phrases used in the following subsections of this note, shall have the meanings as set forth in the Plan Agreement and are as of December 31, 2006, unless otherwise noted. Participants should refer to the amended and restated Plan Agreement for a complete description of the Plan's provisions.

     Eligibility
     -----------

     Except as otherwise noted, Employees of CEMEX, Inc. and its affiliated companies (collectively, Employer) that have adopted the Plan are eligible to participate in the Plan on the first day of the calendar quarter following the Employee's date of hire. All Employees who are covered by a collective bargaining agreement shall be excluded from participating in the Plan, unless the collective bargaining agreement requires that the Employer include such Employees in this Plan. Any Employee who is notified that he is eligible to participate in a foreign retirement plan maintained by CEMEX, Inc., or any company in any country operating under the parent company of CEMEX, S.A.B. de C.V., shall be ineligible to participate in this Plan as of the first day of the month following the month he or she is notified of his or her eligibility to participate in such foreign retirement plan. The employee shall remain ineligible until the first day of the month following the month he or she is notified that he or she is no longer eligible to participate in such foreign retirement plan. Any employee who is a nonresident alien with no United States source income, working outside the United States, is a leased employee, or an individual contractor, shall be excluded from participating in the Plan.

                                                                       Continued

                            CEMEX, INC. SAVINGS PLAN

     Contributions
     -------------

     Employees may make voluntary contributions of up to 40% of eligible compensation on a before-tax basis and an additional 18% of eligible compensation on an after-tax basis. Participants who are or will attain age 50 years old or older before the close of the Plan's year, are eligible to make a catch-up contribution in accordance with section 414(v) of the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their participant contributions into various investment options offered by the Plan.

     The Employer makes matching contributions equal to 75% of the participant's before-tax contributions, which do not exceed 6% of his or her eligible compensation. The Employer contributions are in the form of American Depository Shares representing common stock of CEMEX, S.A.B. de C.V. (CEMEX stock). A participant may, at any time after the CEMEX stock is credited to his or her account, make a diversification election and exercise investment discretion with respect to the Employer matching contribution.

     Participant accounts
     --------------------

     Separate accounts are maintained for each participant. Participant accounts are credited with the participant's contribution and allocations of the Employer's contributions and Plan earnings. Allocations are based on each participant's earnings or account balance, as defined in the Plan Agreement. Each participant is entitled to the benefit that can be provided from the participant's vested account.

     Vesting
     -------

     Participants are immediately vested in their employee and rollover contributions plus actual earnings thereon. Vesting in the Employers' matching and discretionary minimum contribution portion of their accounts plus earnings thereon is based on years of Active Service, among other things, and is further defined in the Plan Agreement. The maximum years of Active Service required for 100% vesting is five years.

     Forfeitures
     -----------

     Forfeited amounts are first used to restore forfeited amounts for participants who have previously terminated but qualify for restoration under the terms of the Plan Agreement. If any amount remains after that allocation, it may be used to reduce the Employer matching contribution for that year. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $627,069 and $535,001, respectively. During fiscal year 2006, Employer contributions were reduced by $523,951 from forfeited non-vested accounts.

     Benefit payments
     ----------------

     Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1/2 , or by incurring a death, disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement. Participants may elect that their portion of account balances invested in full shares of CEMEX stock or Crane Company common stock be distributed in-kind.

                                                                       Continued

                            CEMEX, INC. SAVINGS PLAN

     Unless timely election is made, participants with a vested account balance less than or equal to $1,000 will automatically receive a lump sum cash distribution and participants with a vested account balance less than or equal to $5,000 but larger than $1,000 will automatically receive a direct rollover to an IRA designated by the Benefits Committee.

     Participant loans
     -----------------

     A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note and may not be less than $1,000. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Administrator. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions. A participant may only have two loans outstanding at the same time.

     Plan termination
     ----------------

     Although no interest has been expressed, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Employer contributions account. Participant contributions are always 100% vested.

2.   Significant Accounting Policies

     Basis of accounting and use of estimates
     ----------------------------------------

     The financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

     The financial statements reflect the retroactive adoption of the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.



                                                                       Continued

                            CEMEX, INC. SAVINGS PLAN

     Investment valuation and income recognition
     -------------------------------------------

     The Plan's investments are stated at fair value. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the Plan's interest in the Master Trust is based on the specific interest that each plan has in the underlying participant directed investment options. The investments held by the Master Trust are valued as follows:

         Investments in mutual funds and money market funds are valued at the closing net asset value of shares held at year-end. Investments in common stock are valued at fair value based on quoted market prices as of the date of the financial statements. The investment in the collective trust (stable value fund) is valued at contract value as determined by the issuer based on the cost of the underlying investments plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on the present value of the contract's expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Benefit payments
     ----------------

     Benefits are recorded when paid.

     Administrative expenses
     -----------------------

     Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions. Loan fees are paid by the borrowing participant. Legal, accounting and certain administrative costs of the Plan are paid by the Employer.

     New accounting pronouncement
     ----------------------------

     In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not believe that the adoption of SFAS No. 157 will have a material effect on the Plan's financial statements.

3.   Federal Income Tax Status

     The Plan obtained its latest determination letter on November 20, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan's management and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's management and the Plan's tax counsel believe that the related trust is tax-exempt and accordingly, no provision for Federal income taxes has been included in the Plan's financial statements.

                                                                       Continued

                            CEMEX, INC. SAVINGS PLAN

4.   Interest in CEMEX, Inc. Savings Plan Trust

     The Plan's investments, with the exception of the participant loans, are in a Master Trust which was established on August 1, 2005 for the investment of assets of the Plan and other Employer sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. The assets of the Master Trust are held by Nationwide Trust Company (trustee). At December 31, 2006 and 2005, the Plan was the only participating plan in the Master Trust and as such, had a 100% interest in the Master Trust.

     The following table presents the investments for the Master Trust as of December 31:

                                                                       2006                       2005
                                                                       ----                       ----

        CEMEX stock                                            $      83,539,271         $      63,106,592
        INVESCO Stable Value Trust                                    66,684,446                52,220,659
        Washington Mutual Investors Fund                              77,192,618                40,521,509
        Growth Fund of America                                        49,192,935                36,123,503
        PIMCO Total Return Fund                                       40,846,480                30,873,107
        Templeton Foreign Fund                                        31,278,899                20,676,355
        Franklin Balance Sheet Investment Fund                        25,744,686                16,902,250
        American Century Real Estate Fund                             16,191,445                12,050,274
        MFS International Fund                                        11,338,834                 7,859,768
        Franklin Small Mid-Cap Growth Fund                            11,805,416                 5,311,639
        Templeton Developing Markets Fund                              7,960,899                 5,299,376
        Federated Capital Reserve Account                                245,341                    70,803
        Crane Company common stock                                        88,136                   121,596
        Cash Management Trust of America                                                                 33
                                                               --------------------      ------------------
                 Total investments at fair value                     422,109,406               291,137,464

        Adjustment from fair value to contract value
          for fully benefit-responsive investment contracts            1,455,029                   810,198
                                                                   -------------            --------------

                 Total investments                             $     423,564,435         $     291,947,662
                                                                     ===========               ===========

     Investment income for the Plan's holdings in the Master Trust is as follows for the year ended December 31, 2006:

        Net appreciation in fair value of common stock                                      $   10,300,778
        Net appreciation in fair value of mutual funds                                          19,164,858
        Interest and dividend income                                                            22,351,146
                                                                                                ----------

                 Total investment income                                                    $   51,816,782
                                                                                                ==========



                                                                       Continued

                            CEMEX, INC. SAVINGS PLAN

5.   Investments

     The following investments represent 5% or more of the Plan's net assets as of December 31:

                                                                         2006                      2005
                                                                         ----                      ----
        Interest in CEMEX, Inc. Savings Plan Trust             $     423,564,435               291,947,662
                                                                     ===========               ===========

6.   Risks and Uncertainties

     The Plan provides for investment in a various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                2006             2005
                                                                                ----             ----
                  Net assets available for benefits per the
                    financial statements                                $    448,200,304       400,272,119
                  Benefits payable                                            (1,301,078)         (257,431)
                  Adjustment to contract value                                (1,455,029)
                                                                           ------------- --------------------
                  Net assets available for benefits per the
                    Form 5500                                           $    445,444,197       400,014,688
                                                                             ===========       ===========

     The following is a reconciliation of benefits paid to participants per the 2006 financial statements to the Form 5500:

                  Benefits paid to participants per the
                    financial statements                                                  $     43,908,503
                  Less:  Deemed distributions                                                     (107,627)
                  Less:  Corrective distributions                                                  (24,841)
                  Add:  Amounts payable at December 31, 2006                                     1,301,078
                  Less: Amounts payable at December 31, 2005                                      (257,431)
                                                                                              ------------
                  Benefits paid to participants per the Form 5500                         $     44,819,682
                                                                                                ==========

8.   Related-Party Transactions

     Certain Plan investments are American Depository Shares representing common stock of CEMEX, S.A.B. de C.V. The Plan's transactions involving the CEMEX stock qualify as party-in-interest transactions. However, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

                                                                       Continued

                            CEMEX, INC. SAVINGS PLAN

9.   Subsequent Events

     Effective January 1, 2007, the Plan was amended to limit participant transactions in the CEMEX stock investment option. The amendment provides that a participant may only allocate up to 15% of his or her deferral contributions into the CEMEX stock. Additionally, if the value of the participant's CEMEX stock account comprises more than 20% of the participant's entire account balance, he or she will not be permitted to purchase additional shares of CEMEX stock via a transfer between investment options.

     In June 2007, the Sponsor received notice that Nationwide Trust Company intended to resign as trustee of the Master Trust, effective July 31, 2007, or earlier, at the Sponsor's discretion. This resignation is the result of the acquisition of the 401(k) Companies, Inc. and subsidiaries, which provides administrative and other services to the Plan, by the Charles Schwab Corporation, effective March 31, 2007. The Sponsor has chosen the Charles Schwab Trust Company to be the successor trustee of the Master Trust.

                                                                                              Supplemental Schedule H, Line 4(i)
                                                                                                     Plan Sponsor No. 72-0296500
                                                                                                                    Plan No. 001

                                                     CEMEX, INC. SAVINGS PLAN

                                             Schedule of Assets (Held at End of Year)
                                                         December 31, 2006

(a)                         (b)                                                  (c)                                   (e)
           Identity of issue, borrower, lessor,           Description of investment including maturity date,         Current
                     or similar party                    rate of interest, collateral, par or maturity value          value
      -----------------------------------------------    ---------------------------------------------------    ----------------

 *    Plan interest in CEMEX, Inc. Savings Plan Trust       Master trust                                        $    422,077,852

 *    Participant loans                                     4.00% to 11.00%; 1-5 year term; payable monthly           22,310,498
                                                                                                                 ---------------

                                                                                                                $    444,388,350
                                                                                                                 ===============
 *    Party-in-interest


                                                                                              Supplemental Schedule H, Line 4(i)
                                                                                                     Plan Sponsor No. 72-0296500
                                                                                                                    Plan No. 001

                                                     CEMEX, INC. SAVINGS PLAN

                                             Schedule of Assets (Held at End of Period)
                                                         December 31, 2006

(a)                         (b)                                                  (c)                                   (e)
           Identity of issue, borrower, lessor,           Description of investment including maturity date,         Current
                     or similar party                    rate of interest, collateral, par or maturity value          value
      -----------------------------------------------    ---------------------------------------------------    ----------------


 *    Plan interest in CEMEX, Inc. Savings Plan Trust       Master trust                                       $     291,137,772

 *    Participant loans                                     4.00% to 11.50%; 1-5 year term; payable monthly           13,775,403
                                                                                                                ----------------

                                                                                                               $     304,913,175
                                                                                                                ================
 *    Party-in-interest

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      CEMEX, INC. SAVINGS PLAN



Date:   June 25, 2007                 By: /s/ Andrew M. Miller
     -------------------                  ---------------------------
                                          Name:  Andrew M. Miller
                                          Title: Chairman of Administrative
                                                 Committee


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                                  EXHIBIT INDEX


Exhibit
   No.         Description
-------        -----------

   1. Consent of Mir Fox & Rodriguez, P.C. to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-83962) of CEMEX, S.A.B. de C.V. of its report, dated June 25, 2007, with respect to the audited financial statements of the CEMEX, Inc. Savings Plan as of December 31, 2006 and 2005.